

February 19, 2009

Mr. Timothy K. Pistell
Executive Vice President – Finance and Administration and Chief Financial Officer
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, OH 44124-4141

Re: **Parker-Hannifin Corporation**
             Form 10-K for the year ended June 30, 2008
             Form 10-Q for the quarter ended December 31, 2008
             File No. 1-4982

Dear Mr. Pistell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2008

Exhibit 13

Management's Discussion and Analysis – Discussion of Business Segment Information, page 5

1. We note that you have identified various factors that contributed to changes in your sales and operating margins. Please revise future filings to quantify the individual impact of these factors where practicable.

Critical Accounting Policies

Impairment of Goodwill and Long-lived Assets, page 13-10

2. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and long-lived assets, please consider disclosing the following:
    - Identify the reporting unit level at which you test goodwill for impairment and explain your basis for that determination;
    - Explain why management selected the discounted cash flow model as being the most meaningful for the company in preparing the goodwill impairment analyses;
    - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
    - How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

3. Please also address your consideration of the recent operating losses recorded in the Climate and Industrial Controls segment in your impairment analysis. For example, if it is possible that a reasonable, adverse change in any of your significant assumptions could result in an impairment charge, a sensitivity discussion regarding those assumptions and the potential impact should be included.

Note 10. Retirement Benefits, page 29

4. We note at January 31, 2008 that approximately 62% of your pension plan assets were held in equity securities. In future filings please expand your discussion to include the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, changes in expected return and amortization of actuarial loss. Please also address potential funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity resulting from potential incremental cash payments required to maintain funding requirements.

Form 10-Q for the period ended December 31, 2008

Contingencies, page 12

5. Based on your accrual related to the class action lawsuits filed in Florida and the recent fine imposed by the European Commission, it appears reasonably possible that the alleged restraint of trade issue could have a material adverse impact. Revise future filings to:

   - Provide a comprehensive background of the issue, the subsidiary involved, the alleged activities and their timing. Describe the extent that you have cooperated with authorities and have acknowledged prior wrongdoing, if at all, at the subsidiary;
   - Separately discuss and clearly identify the nature of each action (Florida class action, Florida grand jury, JFTC, European Commission, Brazilian and Korean competition authorities);
   - Discuss in a substantive manner, the uncertainties involved in the regulatory actions and lawsuits;
   - If material, disclose the amounts accrued for each action, including treble damages, fees and interest;
   - Disclose the amount of any alleged damages;
   - Disclose the range of reasonably possible loss, or explain that such a loss cannot be estimated.

   Please supplementally provide us with the above information. In particular tell us whether you have accrued the European Commission fine, and if not, why. For any other actions for which you have cannot develop a minimum estimate, and/or range of potential loss, please explain why.

Balance Sheet, page 20

6. We note your inventory levels have been increasing over the past 18 months while your Days Sales in Inventory have increased significantly over the first six months of 2009. In future filings, please discuss further the impact these increases may have on your business. In this regard, you should discuss the potential for inventory write-offs and their impacts, if appropriate.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief